Exhibit (d)(44)(ii)

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
TRANSAMERICA ASSET MANAGEMENT, INC. AND
J.P. MORGAN INVESTMENT MANAGEMENT INC.

THIS AMENDMENT is made as of January 6, 2011, to the Sub-Advisory Agreement dated as of November 7, 2005, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and J.P. Morgan Investment Management Inc.

In consideration of the mutual covenants contained herein, the parties agree as follows:

1. Schedule A. Schedule A to the Agreement is hereby deleted entirely and replaced as follows:

FUND	SUB-ADVISER COMPENSATION*

Transamerica JPMorgan International Bond	0.20% of the first $100 million
0.17% over $100 million up to $250 million
0.16% over $250 million up to $500 million
0.15% over $500 million up to $1 billion
0.12% over $1 billion

Transamerica JPMorgan Core Bond	0.20% of the first $750 million
0.175% over $750 million up to $1 billion
0.15% over $1 billion

Transamerica JPMorgan Long/Short Strategy	0.90%

*	As a percentage of average daily net assets on an annual basis

In all other respects, the Agreement dated November 7, 2005, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of January 6, 2011.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples

Name:	Christopher A. Staples
Title:	Senior Vice President – Investment Management and Chief Investment Officer

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Sherryl James-Rosario

Name:	Sherryl James-Rosario
Title:	Client Service Manager